UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VECTOR GROUP LTD.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

92240M108

(CUSIP Number)

Howard M. Lorber

c/o Vector Group Ltd.

4400 Biscayne Boulevard, 10th Floor

Miami, FL 33137

(305) 579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92240M108 Page 2

1	NAME OF REPORTING PERSON Howard M. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) —
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 92240M108 Page 3

PRELIMINARY STATEMENT

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on February 16, 2024, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the Commission on August 22, 2024 (as amended, the “Schedule 13D”), relating to the common stock, par value $0.10 per share (the “Common Stock”), of Vector Group Ltd., a Delaware corporation (the “Company”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end of such Item:

Tender of Common Stock and Related Transactions

Pursuant to the Merger Agreement, and on the terms and subject to the conditions thereof, on September 4, 2024, Merger Sub commenced the Offer.

The Offer expired at one minute after 11:59 p.m., New York City time, on October 4, 2024, and was not extended (the “Expiration Time”). Equiniti Trust Company, LLC, in its capacity as depository for the Offer, advised the Company that approximately 108,097,425 shares of Common Stock were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 68.67% of the then outstanding Common Stock. Accordingly, the Minimum Condition (as defined in the Merger Agreement) has been satisfied. After the Expiration Time, Merger Sub accepted for payment all shares of Common Stock that were validly tendered and not properly withdrawn pursuant to the Offer, including the 4,643,237 shares of Common Stock tendered by the Reporting Person, and payment for such shares of Common Stock at the Offer Price of $15.00 per share of Common Stock has been or will be made promptly in accordance with the terms of the Offer.

Following the completion of the Offer, on October 7, 2024, Merger Sub merged with and into the Company pursuant to the Merger, with the separate corporate existence of Merger Sub ceasing and the Company surviving the Merger under the name “Vector Group Ltd.” as a wholly owned subsidiary of Parent, pursuant to the Merger Agreement.

At the Effective Time, by virtue of the Merger and without any action on the part of the holders of Common Stock, each share of Common Stock that was outstanding immediately prior to the Effective Time, other than shares (i) owned by Parent, Merger Sub or the Company (or held in the Company’s treasury), or by any wholly owned subsidiary of Parent, Merger Sub or the Company, in each case, immediately prior to the Effective Time, (ii) held by stockholders of the Company who were entitled to demand and have properly and validly demanded their statutory rights of appraisal under the laws of the State of Delaware or (iii) irrevocably accepted for payment pursuant to the Offer, was canceled and extinguished and automatically converted into the right to receive the Merger Consideration (as defined in the Merger Agreement), without interest thereon and less any applicable withholding taxes. In addition, at the Effective Time:

•

Each Company stock option that was outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, was automatically canceled and converted into the right to receive: (i) with respect to each Company stock option with a per share exercise price that was less than the Merger Consideration (an “In-the-Money Option”), an amount in cash, without interest, equal to the product of (a) the aggregate number of Company Shares underlying such In-the-Money Option immediately prior to the Effective Time and (b) the excess, if any, of (x) the Merger Consideration over (y) the per share exercise price of such In-the-Money Option; and (ii) with respect to each Company stock option with a per share exercise price that was greater than or equal to the Merger Consideration (an “Out-of-the-Money Option”), each such Out-of-the-Money Option was canceled for no consideration. Immediately prior to the Effective Time, the Reporting Person held 262,500 In-the-Money Options and 1,187,976 Out-of-the-Money Options, which were cancelled and converted as described above, respectively.

•

With certain exceptions, each award of shares of Common Stock that were subject to a transfer restriction, repurchase option or obligation, risk of forfeiture or other condition, excluding any Company Performance-Based Restricted Share Awards (as defined below) (“Company Time-Based Restricted Share Award”) that was outstanding immediately prior to the Effective Time was automatically canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Common Stock subject to such Company Time-Based Restricted Share Award immediately prior to the Effective Time and (ii) the Merger Consideration (together with any accrued and unpaid dividends corresponding to the shares of Common Stock subject to such Company Time-Based Restricted Share Award immediately prior to the Effective Time to the extent provided under the applicable award agreement). Immediately prior to the Effective Time, the Reporting Person held 849,500 Company Time-Based Restricted Share Awards, which were cancelled and converted as described above.

CUSIP No. 92240M108 Page 4

•

Each award of shares of Common Stock that were subject to a performance-based transfer restriction, performance-based repurchase option or obligation, performance-based risk of forfeiture or other performance-based conditions, excluding any Company Time-Based Restricted Share Awards (a “Company Performance-Based Restricted Share Award”) that was outstanding immediately prior to the Effective Time was automatically canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Common Stock subject to such Company Performance-Based Restricted Share Award immediately prior to the Effective Time (based on the full number of shares of Common Stock subject to such Company Performance-Based Restricted Share Award) and (ii) the Merger Consideration (together with any accrued and unpaid dividends corresponding to the shares of Common Stock subject to such Company Performance-Based Restricted Share Award immediately prior to the Effective Time to the extent provided under the applicable award agreement). Immediately prior to the Effective Time, the Reporting Person held 1,205,000 Company Performance-Based Restricted Share Awards, which were cancelled and converted as described above.

Accordingly, as of the Effective Time, the Reporting Person ceased to beneficially own any securities of the Company and resigned as a director and officer of the Company.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)	As a result of the Offer and Merger, as described in Item 4, the Reporting Person no longer beneficially owns any securities of the Company nor has sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Company, and the filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an “exit” filing for the Reporting Person.

(c)	Except as described in Item 4, the Reporting Person has not entered into or effected any transactions in the securities of the Company during the past 60 days.

(d)	Not applicable.

(e)	As of October 5, 2024, the Reporting Person ceased to beneficially own more than 5% of the outstanding Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

CUSIP No. 92240M108 Page 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2024

By:	/s/ J. Bryant Kirkland III, Attorney-In-Fact
J. Bryant Kirkland III, Attorney-In-Fact